EXHIBIT 12

THE JONES GROUP INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions)

	Fiscal Nine Months Ended		Year Ended Deember 31,
	October 2, 2010	October 3, 2009	2009		2008	2007		2006	2005
Income (loss) from continuing operations before provision for income taxes	$149.9	$67.7	$(70.1)		$(772.9)	$(58.5)		$(245.1)	$425.3
Fixed charges:
Interest expense and amortization of financing costs.	41.7	46.5	55.6		49.1	51.5		50.5	76.2
Portion of rent expense representing interest	26.5	30.1	39.5		41.0	42.0		41.0	50.1
Total fixed charges	68.2	76.6	95.1		90.1	93.5		91.5	126.3
Income (loss) from continuing operations before income taxes and fixed charges	$218.1	$144.3	$25.0		$(682.8)	$35.0		$(153.6)	$551.6
Ratio of earnings to fixed charges (1)	3.2	1.9	0.3	(2)	N/A (2)	0.4	(2)	N/A (2)	4.4

(1)	For purposes of the computation, the ratio of earnings to fixed charges has been calculated by dividing (a) income from continuing operations before income taxes and fixed charges by (b) fixed charges. Fixed charges are equal to interest expense plus the portion of the rent expense estimated to represent interest.

(2)	Earnings were insufficient to cover fixed charges for the years 2009, 2008, 2007 and 2006 by $70.1 million, $772.9 million, $58.5 million and $245.1 million, respectively.